R

AN 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44786

FEB 27 2002

340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Professionals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Suite 150
(No. and Street)

San Antonio, (City) Texas (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott A. Barnes (210) 308-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
(Name — *if individual, state last, first, middle name*)

P. O. Box 65076 (Address) San Antonio (City) Texas (State) 78265-5076 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Scott A. Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Professionals, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



VALERIE JACKSON
Notary Public
State of Texas
My Commission Expires
07-14-2002

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2001

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



R. D. Harrison, CPA

February 22, 2002

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (830) 606-5634 - FAX (830) 606-5256

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 1,472,326.	$ 1,340,932.
Accounts receivable	439,358.	379,289.
Prepaid expenses and deposits	234,437.	144,338.
Investment securities	2,118,190.	1,582,513.
Furniture and equipment, net of accumulated depreciation of $283,527 in 2000 and $351,509 in 2001	248,149.	278,716.
Total assets	$ 4,512,460.	$ 3,725,788.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Accounts payable and accrued expenses	$ 410,590.	$ 302,226.
Short positions	25,375.	37,873.
Deferred income tax	159,814.	107,808.
Total Liabilities	595,779.	447,907.
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding 12,000 shares (including shares held in treasury)	1,200.	1,200.
Paid-in capital	197,397.	181,864.
Retained earnings	3,455,511.	2,953,682.
Unrealized gain on investment securities	274,908.	155,937.
Treasury stock (180 shares in 2000 and 150 shares in 2001)	(12,335)	(14,802)
Total stockholders' equity	3,916,681.	3,277,881.
Total liabilities and stockholders' equity	$ 4,512,460.	$ 3,725,788.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Commission Income	$ 10,551,237.	$ 12,300,197.
Clearing Charges and Commission Expense	6,293,643.	7,467,064.
Net Commission Income	4,257,594.	4,833,133.
General and Administration Expenses	3,509,090.	3,453,629.
Taxable Income	748,504.	1,379,504.
Income Taxes		
Current	245,834.	474,830.
Deferred	841.	2,250.
	246,675.	477,080.
Net Income	$ 501,829.	$ 902,424.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Gain on Investment Securities	Treasury Stock	Total
Before January 1, 2000	$ 1,200.	$ 83,225.	$ 2,051,258.	$ (21,173)	$ (49,340)	$ 2,065,170.
Sale of stock (420 shares)	-	98,639.	-	-	34,538.	133,177.
Comprehensive Income: Net Income	-	-	902,424.	-	-	902,424.
Unrealized gain on investment securities	-	-	-	177,110.	-	177,110.
Comprehensive Income	-	-	-	-	-	1,079,534.
Balance December 31, 2000	1,200.	181,864.	2,953,682.	155,937.	(14,802)	3,277,881.
Sale of Stock (30 shares)	-	15,533.	-	-	2,467.	18,000.
Comprehensive Income: Net Income	-	-	501,829.	-	-	501,829.
Unrealized gain on investment securities	-	-	-	118,971.	-	118,971.
Comprehensive Income	-	-	-	-	-	620,800.
Balance December 31, 2001	$ 1,200.	$ 197,397.	$ 3,455,511.	$ 274,908.	$ (12,335)	$ 3,916,681.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2001 and 2000

Subordinated liabilities, January 1, 2000	$ -
Subordinated liabilities, December 31, 2000	$ -
Subordinated liabilities, December 31, 2001	$ -

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 501,829.	$ 902,424.
Adjustments to reconcile net income to net cash used by operating activities -		
Depreciation	92,071.	87,735.
Deferred income tax	841.	2,250.
(Increase) in accounts receivables	(60,069)	(132,886)
(Increase) in prepaid expenses and deposits	(90,099)	(31,020)
Increase (Decrease) in payables	108,364.	(530,663)
NET CASH PROVIDED BY OPERATING ACTIVITIES	552,937.	297,840.
INVESTING ACTIVITIES:		
Purchase of investment securities	(378,039)	(759,468)
Purchase of furniture and equipment	(61,504)	(136,104)
NET CASH (USED) BY INVESTING ACTIVITIES	(439,543)	(895,572)
FINANCING ACTIVITIES:		
Sale of stock	18,000.	133,177.
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,000.	133,177.
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	131,394.	(464,555)
Cash and cash equivalents at beginning of year	1,340,932.	1,805,487.
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,472,326.	$ 1,340,932.
Interest cost paid in cash	$ 1,471.	$ 2,156.
Federal income taxes paid in cash	$ 224,219.	$ 541,582.

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Investment Professionals, Inc. is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and institutional customers in Texas, Oklahoma, Louisiana, Arkansas, Kansas, Nebraska, Missouri and Tennessee.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company invests its excess cash in money market funds.

Investment Securities: Investment securities are classified as "available for sale" and carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized gains and losses are reported in other comprehensive income.

Furniture and Equipment: Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation. Depreciation is computed by the straight-line method over five years.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes: Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2000 the Company had net capital and net capital requirements of $2,236,583 and $250,000, respectively. The Company's net capital ratio was 0.1833 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $2,774,299 and $250,000, respectively. The Company's net capital ratio was 0.2056 to 1.

NOTE C – COMMITMENTS

The Company leases its office space under an operating lease agreement expiring during the year ending December 31, 2003. Rent expense for the years ended December 31, 2000 and 2001 was $161,642 and $189,460, respectively, and is included in general and administrative expenses in the accompanying statement of income. At December 31, 2001, the aggregate minimum rental commitments under this operating lease were as follows:

Year ended December 31,	Amount
2002	$ 176,000
2003	135,000

NOTE D – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for

NOTE D – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK, continued

execution, collection of an payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. At December 31, 2001, such investments were approximately $1,276,520. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

NOTE E – INVESTMENT SECURITIES AND SHORT POSITIONS

Cost and fair value of investment securities and short positions that are classified as "available for sale" at December 31, 2001 and 2000, are as follows:

	Cost	Gross Unrealized Gain	Fair Value
2001			
Equity securities	$ 1,730,252.	$ 387,938.	$ 2,118,190.
Short positions	(43,840)	18,465.	(25,375)
	$ 1,686,412.	$ 406,403.	$ 2,092,815.
2000			
Equity securities	$ 1,359,444.	$ 223,069.	$ 1,582,513.
Short positions	(51,071)	13,198.	(37,873)
	$ 1,308,373.	$ 236,267.	$ 1,544,640.

The change in net unrealized gain reduced by deferred federal income taxes on investment securities of $51,165 in 2000 and of $91,257 in 2000 has been reported in other comprehensive income.

NOTE F – FEDERAL INCOME TAXES

The deferred tax liability of the Company at December 31, 2001 and 2000 consists of the following:

	2001	2000
Deferred tax liabilities:		
Unrealized gain	$ 131,495.	$ 80,330.
Excess depreciation	28,319.	27,478.
Net deferred tax liability	$ 159,814.	$ 107,808.

R. D. Harrison, CPA
Certified Public Accountant
Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



R. D. Harrison, CPA

February 22, 2002

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (830) 606-5634 - FAX (830) 606-5256

INVESTMENT PROFESSIONALS, INC.
Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1 – Schedule 1
December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Trade payable and accrued expenses	$ 570,404	$ 410,034
Total aggregate indebtedness	$ 570,404	$ 410,034
Minimum required net capital	$ 250,000	$ 250,000
Net capital:		
Stockholders' equity	$ 3,916,681	$ 3,277,881
Deductions -		
Accounts receivable	262,542	332,725
Prepaid expenses and deposits	234,437	144,338
Furniture and equipment – net	248,149	278,716
Haircuts on securities owned		
Equity/Securities	317,170	236,814
Excess concentrations	54,554	26,069
Money Market Funds	25,530	22,636
Net capital	2,774,299	2,236,583
Minimum required net capital	250,000	250,000
Capital in excess of minimum requirement	$ 2,524,299	$ 1,986,583
Ratio of aggregate indebtedness to net capital	0.2056 to 1	0.1833 to 1

INVESTMENT PROFESSIONALS, INC.
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as
Filed in Part IIA of Form X-17A-5 – Schedule 2
December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Aggregate indebtedness as amended and reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000	$ 570,404.	$ 442,666.
Reduction in liabilities due to trade date adjustment	-	(32,632)
Aggregate indebtedness as computed on Schedule 1	$ 570,404.	$ 410,034.
Net capital:		
Net capital as amended and reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001and 2000	$ 2,746,270.	$ 2,215,571.
Additional firm trading profits and commission income recorded, net of related expenses based upon trade date basis	28,029.	21,012.
Net capital as computed on Schedule 1	$ 2,774,299.	$ 2,236,583.

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT AUDITOR ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In planning and performing my audit of the financial statements of Investment Professionals, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investment Professionals, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (830) 606-5634 - FAX (830) 606-5256

R. D. Harrison, CPA
Certified Public Accountant

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



R. D. Harrison, CPA

February 22, 2002